[Krieg DeVault LLP Letterhead]

September 12, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Erin E. Martin, Special Counsel

RE:                           Merchants Bancorp

Draft Registration Statement on Form S-1

Submitted July 27, 2017

CIK No. 0001629019

Dear Ms. Martin:

On behalf of Merchants Bancorp (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated August 23, 2017 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has confidentially submitted an amendment to the Draft Registration Statement (the “Amendment”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on July 27, 2017; page numbers and other similar references used in the Company’s responses refer to the Amendment.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

2.              We note your disclosure regarding your experienced management, business growth and competitive strengths.  Please balance this discussion with a summary of the material risks that you face.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 12 of the Amendment.

Experienced Board and Management Team, page 1

3.              Please disclose that Messrs. Petrie and Rogers will collectively control the outcome of matters submitted to your shareholders for approval, including the election or removal of directors, the amendment of our articles of incorporation, along with significant transaction.  Please further disclose that their ability to control the company may conflict with the interests your other shareholders.  Please refer to Item 503(a) of Regulations S-K for guidance.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 2 and 84 of the Amendment.

Pending Acquisitions, page 11

4.              Please briefly describe your “additional product offerings” and the “attractive program” you will have access to as a result of your two pending acquisitions.  Please revise the disclose in “our Corporate Structure” section to identify the material changes these acquisitions will have on the “various banking and financial services” you offer, as applicable.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 11 and 94 of the Amendment.

Risk Factors

Liquidity risks could affect operations and jeopardize our business…, page 19

5.              In this risk factor or a separate risk factor, please highlight your use of brokered deposits as a significant source of funds in recent periods and discuss the material risks associated with their use.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 19 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 48

General

6.              Please revise to include quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 79 through 81 of the Amendment.

7.              Please revise where appropriate to include a discussion of the general policies governing your loan origination activities for loans held for investment.  Include loan-to-value, debt coverage and collateralization percentages where possible, such that investors may better understand the underlying risk characteristics of loans held for investment.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 50 of the Amendment.  The updated disclosure addresses the Company’s underwriting criteria but does not provide specific loan-to-value, debt coverage, or collateralization percentages because such percentages may vary and is subject to exceptions in certain situations. In particular, such percentages may vary depending on the loan type and the financial covenants of the borrower. Additionally, such percentages may change as agencies change their guidelines.

Management

Board and Committee Matters

Director Independence, page 106

8.              Please disclose whether or not you will be a controlled company under NASDAQ rules as well any exemptions available to you as a result, whether or not you currently intend to utilize any such exemption.  In this regard, we note your first risk factor on page 34.

Response:

The Company acknowledges the Staff’s comment.  Since the Company is not a “controlled company,” we believe the disclosure is more appropriate in the risk factor you identified.  See page 34 of the Amendment. Further, for additional clarity, a disclosure has also been added to the Company’s discussion of its board committees. See page 110 of the Amendment.

Executive Compensation

Employment Agreements, page 113

9.              Please disclose the material terms of Mr. Dury’s employment agreement, including the applicable commission percentage of loan fees above a certain threshold, as well as his 2016 bonus.  To the extent Mr. Dury’s 2016 bonus exceeded the commissions he was due under his amended employment contract, please disaggregate these amount in a footnote to the Summary Compensation Table.  Please refer to Item 402(o) of Regulation S-K for guidance.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 117 of the Amendment.

Certain Relationships and Related Party Transactions

Pending Acquisition of Joy State Bank, page 119

10.       Please disclose how your board of directors considered and approved the first amendment to the Joy State Bank merger agreement, as well as the related stock purchase agreement with two directors that control approximately 95% of your common stock.  For example, please disclose whether and to what extent Messrs. Petrie and Rogers participated in discussions concerning these transactions and whether such transactions were approved by either your Audit Committee or a special committee of your board of directors.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 124 of the Amendment.

Directed Share Program, page 138

11.       We note your disclosure that in addition to officers, directors and employees, shares under the directed share program will be offered to “certain other individuals associated with us…”  Please revise your disclosure to identify with more specificity the category of persons eligible to participate in the program.  Additionally, please disclose whether these shares will be subject to the same lock-up period.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 135,142, and 143 of the Amendment.

Exhibit Index

12.       Please attached the Subordinated Promissory Note referenced in Exhibit 10.8, which defines material terms of your revolving subordinated loan agreement, such as its maturity date and interest rate.

Response:

The Company acknowledges the Staff’s comment and has attached the Subordinated Promissory Note referenced in Exhibit 10.8.  See Exhibit 10.8 of the Amendment.

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (317) 238-6249 or Robert J. Wild at (312) 235-1119.

Respectfully,

/s/ Michael J. Messaglia
Michael J. Messaglia

cc:	John Macke